UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Daré Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23666P 101

(CUSIP Number)

Roger L. Hawley
3655 Nobel Drive, Suite 260
San Diego, CA 92122
(858) 926-7655

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons

Roger L. Hawley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_________
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,095,838 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,095,838 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,095,838 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)	______

13.	Percent of Class Represented by Amount in Row (11) 6.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)
This Amendment No. 1 to Schedule 13D is filed by Roger L. Hawley and The Hawley Family Trust Dated October 22, 2004 (the “Trust”). Together, Mr. Hawley and the Trust are referred to in this statement as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

(2)
Consists of 140,000 shares of Common Stock held in an individual retirement account for the benefit of Mr. Hawley (the “Roger L. Hawley IRA”), 10,882 shares of Common Stock subject to options held by Mr. Hawley currently exercisable or exercisable within 60 days of the date of this filing, and 944,956 shares of Common Stock held by the Trust. Mr. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust. Mr. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.

(3)
Percentage of class calculated based on 16,683,411 shares of Common Stock outstanding as of April 12, 2019, plus 10,882 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of the date of this filing held by Mr. Hawley.

1.	Names of Reporting Persons

The Hawley Family Trust Dated October 22, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 944,956 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 944,956 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 944,956 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)	______

13.	Percent of Class Represented by Amount in Row (11) 5.7% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

(2)
Mr. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust. Mr. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.

(3)	Percentage of class calculated based on 16,683,411 shares of Common Stock outstanding as of April 12, 2019.

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 28, 2017 (the “Schedule 13D”).
The Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Daré Bioscience, Inc. (the “Issuer”) owned by the Reporting Persons. Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.
This Amendment No. 1 reports a decrease in the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of Common Stock since the date the Reporting Persons’ last filing on Schedule 13D. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 1.        Security and Issuer
Item 1 of the Schedule 13D is hereby amended to update the address of the Issuer’s principal executive offices as follows:
The address of the Issuer's principal executive offices is 3655 Nobel Drive, Suite 260, San Diego, CA 92122.

Item 2.        Identity and Background
Paragraph (b) of Item 2 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(b)	The principal business address for Mr. Hawley is 3655 Nobel Drive, Suite 260, San Diego, CA 92122.

Item 3.        Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with:
The Reporting Persons beneficially own 1,095,838 shares of Common Stock consisting of: (i) 140,000 shares held in the Roger L. Hawley IRA; (ii) 10,882 shares subject to options owned by Mr. Hawley currently exercisable or exercisable within 60 days of the date of this Amendment No. 1; and (iii) 944,956 shares owned by the Trust, as further described below.
On April 11, 2019, the Trust acquired 454,545 shares of Common Stock with personal funds upon the closing of an underwritten public offering of Common Stock at the public offering price of $1.10 per share, for a total of approximately $500,000, excluding brokerage fees.
On June 11, 2018, the Roger L. Hawley IRA acquired 140,000 shares of Common Stock with personal funds in open market purchases for a total of approximately $203,378, excluding brokerage fees.
In his capacity as chairman of the Issuer’s Board of Directors (the “Board”), Mr. Hawley has been granted options to purchase up to 47,200 shares of Common Stock in connection with compensation arrangements with the Issuer, 733 of which are currently exercisable or exercisable within 60 days of the date of this Amendment No. 1.

The Reporting Persons acquired the remaining 490,411 shares of Common Stock beneficially owned by them as of the date of this Amendment No. 1 as follows:

•
On July 19, 2017, the Issuer, a Delaware corporation previously known as Cerulean Pharma Inc., completed its business combination with Daré Bioscience Operations, Inc., a Delaware corporation previously known as Daré Bioscience, Inc. (“Daré Operations”), in accordance with the terms of the Stock Purchase Agreement, dated as of March 19, 2017 (the “Daré Stock Purchase Agreement”), by and among the Issuer, Daré Operations and the holders of capital stock and securities convertible into capital stock of Daré Operations named therein (the “Selling Stockholders”). Pursuant to the Daré Stock Purchase Agreement, each Selling Stockholder sold their shares of Daré Operations to the Issuer in exchange for newly issued shares of the Common Stock, and, as a result, Daré Operations became a wholly owned subsidiary of the Issuer.

•
Also on July 19, 2017, in connection with and immediately prior to completion of the transactions contemplated by the Daré Stock Purchase Agreement (the “Daré Transaction”), the Issuer filed two Certificate of Amendments to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-10 reverse stock split of the Common Stock (the “Reverse Stock Split”) and to change the Issuer’s name to “Daré Bioscience, Inc.” (the “Name Change”). The Reverse Stock Split and Name Change became effective on July 20, 2017.

•
Under the terms of the Daré Stock Purchase Agreement and giving effect to the Reverse Stock Split, the Issuer issued an aggregate of 3,154,175 shares of Common Stock to the Selling Stockholders based on an exchange ratio of 0.2029969 shares of Common Stock for each Daré Operations share outstanding immediately prior to the Daré Transaction. The exchange ratio was determined in accordance with the Daré Stock Purchase Agreement. Upon consummation of the Daré Transaction, Mr. Hawley received a total of 182,697 shares of Common Stock and options to acquire 10,149 shares of Common Stock, all of which are currently exercisable. The Trust received a total of 307,714 shares of Common Stock. Subsequently, in 2018, Mr. Hawley transferred ownership of the 182,697 shares of Common Stock to the Trust.

•
The foregoing description of the Daré Stock Purchase Agreement and the Daré Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Daré Stock Purchase Agreement, which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 20, 2017 and which is further described in the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2017, both of which are incorporated by reference herein.

Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by replacing it in its entirety with:
The Reporting Persons acquired 500,560 shares of the Common Stock they beneficially own pursuant to the terms of the Daré Stock Purchase Agreement, and acquired the other securities of the Issuer they beneficially own for investment purposes and in connection with compensation arrangements for Mr. Hawley’s services as a member of the Board.
Mr. Hawley holds certain voting powers with respect to the securities owned by him individually, by the Roger L. Hawley IRA, and by the Trust. Consistent with his position as chairman of the Board, Mr. Hawley has had or may in the future have discussions with members of management, fellow members of the Board and others and may take actions or make suggestions and give advice to the Issuer regarding measures and changes. Such actions, discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that he deems relevant to his position with the Issuer.
Other than as described in this Amendment No. 1, the Reporting Persons do not have any plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of their intentions regarding, any or all of the foregoing.
Item 5.        Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(a)
Mr. Hawley may be deemed to beneficially own 1,095,838 shares of Common Stock consisting of: (i) 140,000 shares held in the Roger L. Hawley IRA; (ii) 10,882 shares subject to options owned by Mr. Hawley currently exercisable or exercisable within 60 days of the date of this Amendment No. 1; and (iii) 944,956 shares owned by the Trust, representing 6.6% of the outstanding Common Stock as of April 12, 2019, based on 16,683,411 shares of Common Stock outstanding as of that date, plus the 10,882 shares subject to options currently exercisable or exercisable within 60 days of the date of this Amendment No. 1.

The Trust beneficially owns 944,956 shares of Common Stock, representing 5.7% of the outstanding Common Stock as of April 12, 2019.

(b)	Mr. Hawley holds sole voting and dispositive power over the 1,095,838 shares of Common Stock.

(c)	Since the date of filing of the Schedule 13D, the Reporting Persons acquired the following securities of the Issuer in the following transactions:

(i)	On June 11, 2018, the Roger L. Hawley IRA acquired 140,000 shares of Common Stock in open market purchases at prices ranging from $1.385 to $1.48 per share.

(ii)
On July 10, 2018, Mr. Hawley was granted an option to purchase 45,000 shares of Common Stock at an exercise price of $1.35 per share for services as chairman of the Board. The option will vest and become exercisable in three equal annual installments on each of July 10, 2019, 2020 and 2021, subject to Mr. Hawley’s continued service to the Issuer. The option will expire on July 10, 2028 to the extent not exercised on or before that date.

(iii)	On April 11, 2019, the Trust purchased 454,545 shares of Common Stock in the closing of an underwritten public offering of Common Stock at the public offering price of $1.10 per share.

(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended by replacing it in its entirety with:
With respect to the options granted to Mr. Hawley:

•
The option to purchase 10,149 shares of Common Stock granted on July 19, 2017 was granted pursuant to a stock option agreement between Mr. Hawley and the Issuer in the Issuer’s Form of Stock Option Agreement under the Amended and Restated 2015 Employee, Director and Consultant Equity Incentive Plan of Daré Bioscience Operations, Inc., which was filed as an exhibit to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 28, 2018;

•
The option to purchase 2,200 shares of Common Stock granted on July 19, 2017 was granted pursuant to a stock option agreement between Mr. Hawley and the Issuer in the Issuer’s Form of Nonstatutory Stock Option Agreement under the Cerulean Pharma Inc. 2014 Stock Incentive Plan, which was filed as an exhibit to the Issuer’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 31, 2014; and

•
The option to purchase 45,000 shares of Common Stock granted on July 10, 2018 was granted pursuant to a stock option agreement between Mr. Hawley and the Issuer in the Issuer’s Form of Nonstatutory Stock Option Agreement for grants under the Daré Bioscience, Inc. Amended and Restated 2014 Stock Incentive Plan, which was filed as an exhibit to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2018.

The descriptions in this Amendment No. 1 and the Schedule 13D of the terms of the foregoing stock options are summaries and do not purport to be complete and are qualified in their entirety by reference to the forms of stock option agreements referenced above, which are incorporated herein by reference.
On April 9, 2019, Mr. Hawley entered into a lock-up agreement (the “Lock-up Agreement”) with Roth Capital Partners, LLC, acting as the representative to the several underwriters named in the Underwriting Agreement, dated April 9, 2019, between the Issuer and Roth Capital Partners, LLC, as the representative of the underwriters named therein, relating to the public offering of 4,575,000 shares of Common Stock at a public offering price of $1.10 per share (the “Underwriting Agreement”). Under the Lock-up Agreement, Mr. Hawley agreed, subject to limited exceptions, for a period of 60 days after the date of the Underwriting Agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exchangeable for Common Stock either beneficially owned as of the date of the Underwriting Agreement or thereafter acquired without the prior written consent of the representative. This description is a summary of the terms of the Lock-up Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, which is filed as Exhibit F to this Amendment No. 1, and is incorporated herein by reference.
Mr. Hawley, a member of the Board, has entered into the Issuer’s form Indemnification Agreement. Pursuant to such form Indemnification Agreement, the Issuer agrees, in certain circumstances, to indemnify each officer and director against expenses (including attorneys’ fees), losses, liabilities, judgments, fines, penalties and amounts paid in settlement, incurred as a result of the fact that the officer or director, in his or her capacity as a director and officer, if applicable, of the Issuer, is made or threatened to be made a party to any suit or proceeding. This description is a summary of the terms of the Indemnification Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the form Indemnification Agreement, which was filed as an exhibit to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on March 10, 2014 and is incorporated herein by reference.

Other than as described in this Amendment No. 1, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7.        Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby supplemented with:
Exhibit D - Form of Stock Option Agreement under the Amended and Restated 2015 Employee, Director and Consultant Equity Incentive Plan of Daré Bioscience Operations, Inc.*
Exhibit E - Form of Nonstatutory Stock Option Agreement under the Cerulean Pharma Inc. 2014 Stock Incentive Plan**
Exhibit F - Form of Nonstatutory Stock Option Agreement for grants under the Daré Bioscience, Inc. Amended and Restated 2014 Stock Incentive Plan***
Exhibit G - Lock-Up Agreement, dated April 9, 2019, between Roger L. Hawley and Roth Capital Partners, LLC
Exhibit H - Agreement regarding filing of joint statement on Schedule 13D

*	Incorporated by reference from the Issuer’s Annual Report on Form 10-K (File No. 001-36395), as filed with the SEC on March 28, 2018.

**	Incorporated by reference from the Issuer’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-194442), as filed with the SEC on March 31, 2014.

***	Incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q (File No. 001-36395), as filed with the SEC on August 13, 2018.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019		/S/ ROGER L. HAWLEY Name: Roger L. Hawley

THE HAWLEY FAMILY TRUST DATED OCTOBER 22, 2004
	By:	/S/ ROGER L. HAWLEY Name: Roger L. Hawley Title: Trustee

Exhibit G
LOCK-UP AGREEMENT

April 9, 2019

Roth Capital Partners, LLC,
acting as representative to the several underwriters:

Re:	Underwriting Agreement, dated April 9, 2019, by and between Daré Bioscience, Inc. and Roth Capital Partners, LLC, acting as representative to the several underwriters
Ladies and Gentlemen:
The undersigned irrevocably agrees with the Company that, from the date hereof until 60 days following the date of the Underwriting Agreement (the “Underwriting Agreement”) entered into by and between Daré Bioscience, Inc. (the “Company”) and Roth Capital Partners, LLC (the “Representative”), acting as representative to the several underwriters (such period, the “Restriction Period” and the underwriters collectively, the “Underwriters”)), the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate (as defined in the Underwriting Agreement) of the undersigned or any person in privity with the undersigned or any Affiliate of the undersigned), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any shares of common stock of the Company or securities convertible, exchangeable or exercisable into, shares of common stock of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company may impose irrevocable stop-transfer instructions preventing the transfer agent of the Company from effecting any actions in violation of this letter agreement. The Representative may consent to an early release from the Restriction Period if, in its sole and absolute discretion, the market for the Securities would not be adversely impacted by sales and in cases of financial emergency. The restrictions contained in this letter agreement shall not apply to the Securities to be sold pursuant to the Underwriting Agreement on behalf of the undersigned, if any. Notwithstanding the foregoing, if (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the Restriction Period, or (ii) prior to the expiration of the Restriction Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Restriction Period, the restrictions imposed by this letter agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Representative waives such extension.

The undersigned acknowledges that the execution, delivery and performance of this letter agreement is a material inducement to each Underwriter to perform under the Underwriting

Agreement and that each Underwriter (which shall be a third party beneficiary of this letter agreement) and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this letter agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Underwriting Agreement.
Notwithstanding the foregoing or anything to the contrary herein, the undersigned may transfer the undersigned’s Securities (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iii) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (1) to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned or (2) in distributions of shares of common stock or any security convertible into or exercisable for common stock to limited partners, limited liability company members or stockholders of the undersigned, (iv) if the undersigned is a trust, to the beneficiary of such trust, or (v) by testate succession or intestate succession; provided, that (x) such transfer shall not involve a disposition for value, (y) the transferee agrees in writing with the Underwriters to be bound by the terms of this letter agreement, and (z) no filing by any party under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with such transfer. For purposes of this letter agreement, “immediate family” means any relationship by blood, marriage or adoption, nor more remote than first cousin.
In addition, notwithstanding anything to the contrary herein, the restrictions in this letter agreement shall not apply to (i) the exercise of stock options granted pursuant to the Company’s equity incentive plans; provided that it shall apply to any of the undersigned’s Securities issued upon such exercise, or (ii) the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided that no sales of the undersigned’s Securities shall be made pursuant to such a Plan prior to the expiration of the Restriction Period (as such may have been extended pursuant to the provisions hereof), and such a Plan may only be established if no public announcement of the establishment or existence thereof and no filing with the Securities and Exchange Commission or other regulatory authority in respect thereof or transactions thereunder or contemplated thereby, by the undersigned, the Company or any other person, shall be required, and no such announcement or filing is made voluntarily, by the undersigned, the Company or any other person, prior to the expiration of the Restriction Period (as such may have been extended pursuant to the provisions hereof).
The undersigned shall be released from all obligations under this letter agreement if (i) the Company notifies the Representative that it does not intend to proceed with the offering contemplated by the Underwriting Agreement (the “Offering”), (ii) the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Closing Shares (as defined in the Underwriting Agreement) to be sold thereunder, or (iii) the Offering is not completed by April 19, 2019.

This letter agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company, the Representative and the undersigned. This letter agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this letter agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Underwriting Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this letter agreement does not intend to create any relationship between the undersigned and each Underwriter and that no issuance or sale of the Securities is created or intended by virtue of this letter agreement.
This letter agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Underwriters.

*** SIGNATURE PAGE FOLLOWS***

This letter agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

/s/ Roger Hawley
Signature

Roger Hawley
Print Name

Chairman
Position in Company, if any

Address for Notice:

Exhibit H
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement shall be included as an exhibit to Amendment No. 1 to Schedule 13D with respect to the shares of common stock, $0.0001 par value per share, of Daré Bioscience, Inc. beneficially owned by the undersigned.
IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 15th day of April, 2019.

/S/ ROGER L. HAWLEY Name: Roger L. Hawley

THE HAWLEY FAMILY TRUST DATED OCTOBER 22, 2004
By:	/S/ ROGER L. HAWLEY Name: Roger L. Hawley Title: Trustee